The BISYS Group, Inc.
90 Park Avenue
New York, New York 10016
August 15, 2005
Confidential
Via Electronic Transmission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0404
Attention: Mr. Amit Pande

Re:	The BISYS Group, Inc. Item 4.02 Form 8-K Filed July 25, 2005 File No. 001-31254
Dear Mr. Pande:
     The BISYS Group, Inc. (the “Company”) hereby submits its response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated August 12, 2005 (the "Comment Letter”) with respect to the above referenced Form 8-K (File No. 001-31254) (the “Form 8-K”), as filed with the Commission on July 25, 2005.
     In connection with this Comment Letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below is the Company’s response to the comment raised in your letter. For your convenience, we have provided your comment followed by our response in italics.

Form 8-K
1.	We note from your Form 8-K filed April 19, 2005 that your Audit Committee began its investigation into accounting errors prior to that date. Tell us when and how you intend to file your restated financial statements identified in this filing.

As the Company disclosed in its Form 8-K on July 25, 2005, as a result of the current investigation being conducted by the Company’s Audit Committee, the Company intends to restate its financial statements for the fiscal years ended June 30, 2002, 2003 and 2004, and the quarters ended September 30 and December 31, 2003 and 2004. In that same Form 8-K, the Company described the expected restatement. While the Company is working diligently with the Audit Committee and PricewaterhouseCoopers, LLP, its independent registered accountants, to complete this restatement as soon as practicable, the restatement process is not yet complete and remains subject to audit. The Company is currently not in a position to estimate when such process will be completed.
* * * *
     Should you have any question, comments or desire further information regarding our response, please contact the undersigned at (212) 907-6000.

Sincerely,

/s/ Edward S. Forman

Name: Edward S. Forman
Title: Senior Vice President, Acting General Counsel and Secretary

cc:	Eric Cochran – Skadden, Arps, Slate, Meagher & Flom LLP Charles Walker – Skadden, Arps, Slate, Meagher & Flom LLP

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